VIAL, HAMILTON, KOCH & KNOX, L.L.P.

A REGISTERED LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

THERE IS NO PROFESSIONAL RELATIONSHIP OF ANY KIND BETWEEN ROBERT G. VIAL AND VIAL, HAMILTON, KOCH & KNOX, L.L.P.

ATTORNEYS AND COUNSELORS

1700 PACIFIC AVENUE

SUITE 2800

DALLAS, TEXAS  75201

TELEPHONE:  214-712-4400

FAX:  214-712-4402

Craig G. Ongley

214-712-4441

Craig.G.Ongley@vialaw.com

June 23, 2005

United States Securities and Exchange Commission	Via Facsimile 202-551-3570
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Mr. Thomas Ferraro

Re:	Immediatek, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004
Form 10-QSB for Fiscal Quarters Ended March 31, 2005
File No. 000-26073

Dear Mr. Ferraro:

Our client, Immediatek, Inc., has forwarded us a copy of your comment letter dated May 26, 2005, regarding the above-referenced matters.  Please be advised that due to the various planned vacation schedules for me as well as my staff and associates, I will be unable to meet your timetable for response at this time.  I will prepare and forward the response between July 5-15.

Thank you for your understanding and cooperation in this regard.  Please call me if you have any questions.

Sincerely,

/s/ Craig G. Ongley
Craig G. Ongley

CGO/lw